

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-mail
Holly J. Greer
Senior Vice President, General Counsel and Secretary
CNL Growth Properties, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

> **Re:** **CNL Growth Properties, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2013**
> **File No. 000-54686**

Dear Ms. Greer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Attorney Advisor

cc: Donna M. Brown (Via E-mail)
        Lina Angelici (Via E-mail)